SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No.: 1-13079

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

(Full title of plan)

Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, TN 37214

(Name of issuer of securities held pursuant to the plan

and address of principal executive office)

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Trust Committee of the

Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan and Cain, PC

Brentwood, Tennessee

June 27, 2013

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011
	(in thousands)
Assets

Investments, at fair value as determined by quoted market prices:
Mutual funds	$67,227	$101,093

Investments, at estimated fair value:
Money market fund	380	610
Common collective trust	14,550	21,134
Company stock fund	4,144	4,676
Cash	103	—

	19,177	26,420

Total investments	86,404	127,513

Receivables:
Notes receivable from participants	2,054	4,807
Accrued investment income	—	218
Other	233	—

Total receivables	2,287	5,025

Total assets	88,691	132,538

Liabilities

Other liabilities	58	677
Accrued expenses	54	81

Total liabilities	112	758

Net assets available for benefits at fair value	88,579	131,780

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(274)	(515)

Net assets available for benefits	$88,305	$131,265

See accompanying notes to financial statements.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2012
(in thousands)
Additions
Investment income:
Net appreciation in fair value of investments	$16,546
Dividend and interest income	1,819

Total investment income	18,365

Contributions:
Participant contributions	8,055
Participant rollovers	146
Employer matching contributions	5,072

Total contributions	13,273

Interest income on notes receivable from participants	214

Total additions	31,852

Deductions
Benefits paid to participants	74,467
Administrative expenses	345

Total deductions	74,812

Net decrease in net assets available for benefits	(42,960)

Net assets available for benefits, beginning of year	131,265

Net assets available for benefits, end of year	$88,305

See accompanying notes to financial statements.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. PLAN DESCRIPTION:

The following description of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

For financial statement presentation and reporting purposes, Ryman Hospitality Properties, Inc. is the successor to Gaylord Entertainment Company, formerly a Delaware corporation (“Gaylord”). As part of the plan to restructure the business operations of Gaylord to facilitate its qualification as a real estate investment trust (“REIT”) for federal income tax purposes, Gaylord merged with and into its wholly-owned subsidiary, Ryman Hospitality Properties, Inc., a Delaware corporation (“Ryman”), on October 1, 2012, with Ryman as the surviving corporation (the “Merger”). At 12:01 a.m. on October 1, 2012, the effective time of the Merger, Ryman succeeded to and began conducting, directly or indirectly, all of the business conducted by Gaylord immediately prior to the Merger.

General

Ryman (the “Company” or “Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Benefits Trust Committee of the Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility

An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (5) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (6) individuals classified as independent contractors.

Contributions

Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.

Effective January 1, 2007, the Plan was amended to adopt the safe harbor provisions under Sections 401(k)(12) and 401(m)(11) of the IRC to eliminate the need to perform nondiscrimination testing each year. Pursuant to this amendment, the Company (i) increased the Company matching contributions under the Plan from 50% of each participant’s tax-deferred contributions which do not exceed 6% of the participant’s compensation to a safe harbor contribution of 100% of each participant’s tax-deferred contributions which do not exceed 5% of the participant’s compensation, (ii) required that all safe harbor contributions be 100% vested at all times rather than be subject to the Plan’s vesting schedule, and (iii) required that all contributions made by the Company to the Plan prior to January 1, 2007 became 100% vested for all participants who were employed by the Company on or after that date. Effective January 1, 2010, the Plan was amended to decrease the Company matching contributions under the Plan to 100% of each participant’s tax-deferred contributions which do not exceed 4% of the participant’s compensation.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. PLAN DESCRIPTION (continued):

The Company may also make a discretionary, non-elective profit sharing contribution to the Plan; however, an annual contribution is not required. The non-elective contribution is available to all participants employed on the last day of the Plan year. No discretionary non-elective contributions were made in 2012.

Participants direct the investment of their contributions and all Employer contributions into various investment options offered by the Plan. Currently, the Plan offers a Company common stock fund, one common/collective trust and ten mutual funds as investment options for participants.

Participant Accounts

Each participant account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net investment earnings (losses) and administrative expenses. Allocations of contributions are based on participant compensation, and allocations of net investment earnings (losses) are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary pre-tax contributions and any earnings or losses thereon. All participants are 100% vested in all employer safe harbor matching contributions and profit sharing contributions.

All Employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the Plan document.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant receives his or her vested account balance in a lump-sum distribution or direct rollover into another qualified plan, individual retirement account, or other eligible employer plan. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. If the value of the vested account is not in excess of $5,000, the vested account will be payable in a single sum payment of the entire amount of the vested account. The Plan administrator may, in accordance with a policy that does not discriminate among participants, establish periodic times when the Plan administrator will direct the distribution of such amounts without the request or approval of the participant. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator.

In the event of financial hardship, as defined in the Plan document, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which he or she is entitled under the Plan. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of the IRC. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the Plan document.

Forfeitures

Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts for the year ended December 31, 2012 were not material to the financial statements.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. PLAN DESCRIPTION (continued):

Notes Receivable from Participants

Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. Participant loans are valued at their outstanding principal balances, plus any accrued but unpaid interest, and approximate fair value. The loans are secured by the balances in the participants’ accounts and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. Interest rates on participant loans ranged from 5.25% to 10.25% at December 31, 2012. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid directly by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the IRC and ERISA.

Partial Termination

The Company’s conversion to a REIT as described above resulted in the partial termination of the Plan under IRC §411(d)(3). If a partial termination occurs with respect to a qualified plan, affected employees become fully vested in their accounts. As all participant accounts under the Plan are fully vested, the partial termination did not have a material effect with respect to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurements and Disclosures”. These investment values are discussed more fully in Note 4 below. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS:

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets (in thousands):

December 31,	2012	2011
Dodge & Cox Balanced Fund	$10,644	$13,493
Union Bond & Trust Company Stable Value Fund***	14,550	21,134
PIMCO Total Return Fund Institutional Class	14,184	23,852
Thornburg International Value Fund	8,508	13,331
American Funds Growth Fund of America	4,671	7,080
Advisors Inner Circle Fund LSV Value Equity Fund	**	7,025
DWS Institutional Funds Equity 500 Index Fund	14,308	20,138

**	Investment does not represent five percent of the Plan’s net assets for the respective year.
***	The contract value of the Union Bond & Trust Company Stable Value Fund was approximately $14,276 and $20,619 at December 31, 2012 and 2011, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2012
Mutual funds	$12,695
Common collective trust	196
Company stock fund	3,655

Total investments	$16,546

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

4. FAIR VALUE MEASUREMENTS:

The Plan uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

•	Mutual funds and money market fund – valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market.

•

Common collective trust – made up of investment contracts. The net asset value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents investments in collective trust funds that include benefit-responsive investment contracts at net asset value, which is considered a practical expedient to estimate fair value, in the statements of net assets available for benefits and also presents the amount representing the difference between fair value and contract value of these investments on the face of the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

•

Common stock – The Company stock fund consists of Company common stock that is valued at quoted market prices and interest-bearing cash, both of which approximate fair value. The Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

4. FAIR VALUE MEASUREMENTS (continued):

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 (in thousands):

	Total	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Large Cap (a)	$33,909	$33,909	$—	$—
U.S. Mid Cap (a)	5,673	5,673	—	—
U.S. Small Cap (a)	4,953	4,953
International (b)	8,508	8,508	—	—
Core Fixed Income (c)	14,184	14,184	—	—
Money market fund	380	380	—	—
Common collective trust	14,550	—	14,550	—
Company stock fund	4,144	4,144	—	—
Cash	103	103	—	—

Total	$86,404	$71,854	$14,550	$—

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 (in thousands):

	Total	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Large Cap (a)	$47,736	$47,736	$—	$—
U.S. Mid Cap (a)	8,509	8,509	—	—
U.S. Small Cap (a)	7,665	7,665
International (b)	13,331	13,331	—	—
Core Fixed Income (c)	23,852	23,852	—	—
Money market fund	610	610	—	—
Common collective trust	21,134	—	21,134	—
Company stock fund	4,676	4,676	—	—

Total	$127,513	$106,379	$21,134	$—

(a)	Consists of actively- and passively-managed domestic equity mutual funds. Underlying holdings are diversified by sector and industry.
(b)	Consists of an actively-managed international equity mutual fund. Underlying holdings are diversified by country, sector and industry. The fund may invest a portion of its assets in emerging markets, which entails additional risk.
(c)	Consists of an actively-managed fixed income mutual fund. The fund predominantly invests in investment-grade bonds of U.S. issuers from diverse sectors and industries. The fund also invests in government-backed debt. The fund can invest a portion of its assets in below-investment grade debt and non-U.S. debt, which entails additional risk.

The following table summarizes the Plans’ investment in the Union Bond & Trust Company Stable Value Fund, a common collective trust, which is measured at fair value based on net asset value per share as of December 31, 2012 and 2011, respectively (in thousands):

December 31,	2012	2011
Fair value	$14,550	$21,134
Unfunded commitments	n/a	n/a
Redemption frequency	Daily	Daily
Redemption notice period	30 days	30 days

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Notes to Financial Statements

5. TERMINATED PARTICIPANTS:

As of December 31, 2012, Plan assets of approximately $279,000 were allocated to participants who have elected to withdraw from the Plan and whose claims have been processed and approved for payment, but have not yet been paid.

In addition, the Company’s conversion to a REIT as described above resulted in a significant number of terminated participants, resulting in a substantial portion of total benefit payments for the year ended December 31, 2012.

6. INCOME TAX STATUS:

The Plan obtained a favorable determination letter on February 14, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under Sections 401 and 501 of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. RELATED PARTY TRANSACTIONS:

Certain Plan investments totaling $0.4 million and $0.6 million at December 31, 2012 and 2011, respectively, are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions, and all plan expenses were paid to parties-in-interest. In addition, the Plan invests in the common stock fund of the Company. At December 31, 2012 and 2011, the Plan held 106,335 and 189,738 shares of common stock of the Company, respectively, which represented less than 1% of the outstanding shares of the Company at those dates. Additionally, the Plan holds notes receivable in the form of participant loans and such transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include administrative expenses in the period incurred, regardless of when they are paid. The Form 5500 reports administrative expenses in the period they are paid.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2012	2011
Net assets available for benefits per the financial statements	$88,305	$131,265
Add: Accrued expenses	54	81

Net assets available for benefits per Form 5500	$88,359	$131,346

The following is a reconciliation of the decrease in net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

Year ended December 31,	2012
Net decrease in net assets available for benefits per the financial statements	$(42,960)
Add: Change in accrued expenses	(27)

Net decrease in assets available for benefits per Form 5500	$(42,987)

Ryman Hospitality Properties, Inc.

401(k) Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2012				EIN: 73-0664379 Plan Number: 002
(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Number of shares/units	(e) Current Value
*	Ryman Hospitality Properties, Inc.	Common Stock Fund	388,869	$4,143,603
	Union Bond & Trust Company Stable Value Fund, at contract value	Common/Collective Trust	607,459	14,276,066
	Dodge & Cox Balanced Fund	Mutual Fund	136,353	10,643,702
	Baron Growth Fund	Mutual Fund	45,589	2,446,328
	Allianz NFJ Mid Cap Value Fund	Mutual Fund	78,409	1,425,480
	PIMCO Total Return Fund Institutional Class	Mutual Fund	1,261,937	14,184,175
	Thornburg International Value Fund	Mutual Fund	303,423	8,507,977
	DWS Institutional Funds Equity 500 Index Fund	Mutual Fund	89,493	14,308,192
	American Funds Growth Fund of America - Class A	Mutual Fund	135,972	4,670,634
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	279,612	4,286,448
	Royce Opportunity Fund	Mutual Fund	209,727	2,506,233
	Highmark Geneva Growth A	Mutual Fund	178,016	4,247,466
*	Wilmington Prime Money Market Portfolio	Money Market Fund	379,785	379,785
	Cash	Cash	103,428	103,428
*	Participant Loans	Terms of up to 10 years, interest rates of 5.25% - 10.25%		2,054,284

				$88,183,801

*	A party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYMAN HOSPITALITY PROPERTIES, INC. 401(k) SAVINGS PLAN

By:	Benefits Trust Committee for the
Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Date: June 27, 2013	By:	/s/ Shawn Smith
	Name:	Shawn Smith
	Title:	Chairman, Benefits Trust Committee for the Ryman Hospitality Properties, Inc. 401(k) Savings Plan

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

EX-23.1 Consent of Lattimore Black Morgan and Cain, PC